

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Michael L. Zemetra
Chief Financial Officer and Treasurer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado, 80202

> **Re: Veritone, Inc.**
> **Form 10-K filed on April 01, 2024**
> **File No. 001-38093**
> **Correspondence filed on February 24, 2025**

Dear Michael L. Zemetra:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology